Exhibit 99.2

4Q22 & FY22

Earnings Release

February 14th, 2023

ir.vincipartners.com

Vinci Partners Reports Fourth Quarter and Full Year 2022 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners ended 2022 with solid growth against local markets, pushed by fundraising across Private Market strategies, that will continue to drive expansion in 2023. In 2022, we started a fundraising cycle for Private Markets products, with close to R$6 billion in new capital subscriptions over the year, which alongside the acquisition of Vinci SPS, represented roughly R$8 billion in additional AUM. Vinci posted an Adjusted Distributable Earningsi of R$4.47 per common share for the full year, an increase of 9% when compared to the prior year, translating into an attractive quarterly dividend distribution of US$0.17 per common share. Vinci was able to generate substantial amount of cash flow, backed by an extremely secured FRE, with significant upside coming from our liquid investment portfolio.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on March 01, 2023. This dividend will be paid on March 15, 2023.

Fourth Quarter and Full Year 2022 Highlights

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, Financial Advisory and Retirement Services. As of December 30, 2022, the firm had R$63 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm EST on Tuesday, February 14, 2023, to announce its fourth quarter and full year 2022 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 4Q22 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

Segment Earnings

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY’21	FY’22	∆ YoY (%)
Net revenue from management fees	91,594	95,361	99,640	9%	361,070	371,501	3%
Net revenue from advisory fees	20,148	7,267	4,394	(78)%	66,755	21,994	(67)%
Total Fee Related Revenues	111,742	102,628	104,034	(7)%	427,825	393,495	(8)%
Segment personnel expenses	(6,021)	(6,509)	(6,163)	2%	(22,246)	(25,454)	14%
Other G&A expenses	(4,717)	(4,725)	(4,977)	6%	(17,512)	(18,383)	5%
Corporate center expenses	(23,642)	(22,067)	(22,592)	(4)%	(80,599)	(84,770)	5%
Bonus compensation related to management and advisory	(23,367)	(19,798)	(18,981)	(19)%	(84,969)	(73,318)	(14)%
Total Fee Related Expenses	(57,747)	(53,099)	(52,713)	(9)%	(205,327)	(201,925)	(2)%
FEE RELATED EARNINGS (FRE) ii	53,995	49,529	51,321	(5)%	222,498	191,570	(14)%
FRE Margin (%)	48.3%	48.3%	49.3%		52.0%	48.7%
FRE per share iii (R$/share)	0.96	0.89	0.93		3.94	3.45
Net revenue from performance fees	3,448	31	7,558	119%	37,633	14,600	(61)%
Performance based compensation	(1,094)	(537)	(3,558)	225%	(14,001)	(6,554)	(53)%
PERFORMANCE RELATED EARNINGS (PRE)	2,354	(506)	4,000	70%	23,632	8,046	(66)%
PRE Margin (%)	68.3%	N/A	52.9%		62.8%	55.1%
(-) Unrealized performance fees	10,166	2,571	1,683	(83)%	7,715	3,618	(53)%
(+) Unrealized performance compensation	(3,605)	(910)	(593)	(84)%	(2,733)	(1,278)	(53)%
(+) Realized GP investment income	11,973	5,738	7,462	(38)%	13,851	20,171	46%
SEGMENT DISTRIBUTABLE EARNINGS	74,883	56,422	63,873	(15)%	264,964	222,127	(16)%
Segment DE Margin (%)	54.5%	50.8%	52.9%		54.4%	51.4%
(+) Depreciation and amortization	1,127	1,223	1,803	60%	3,917	4,986	27%
(+) Realized financial income	9,531	31,726	10,235	7%	28,729	86,958	203%
(-) Leasing expenses	(2,953)	(2,297)	(2,190)	(26)%	(12,281)	(9,359)	(24)%
(-) Other financial expenses iv	140	(1,689)	(3,537)	N/A	(319)	(5,718)	1692%
(-) Non-recurring expenses	–	(523)	–	N/A	–	(6,594)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(14,213)	(12,020)	(14,392)	1%	(52,775)	(50,077)	(5)%
DISTRIBUTABLE EARNINGS (DE) [v]	68,515	72,842	55,792	(19)%	232,234	242,323	4%
DE Margin (%)	46.7%	51.0%	42.6%		45.0%	46.7%
DE per share (R$/share) vi	1.22	1.32	1.01		4.10	4.37
(+) Non-recurring expenses vii (including Income Tax effect)	–	353	–	N/A	–	5,425	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	68,515	73,195	55,792	(19)%	232,234	247,747	7%
Adjusted DE Margin (%)	46.7%	51.3%	42.6%		45.0%	47.8%
Adjusted DE per share (R$/share)	1.22	1.32	1.01		4.10	4.47

Total Fee-Related Revenues viii of R$104.0 million for the quarter ended December 30, 2022, compared to R$111.7 million for the quarter ended December 30, 2021, a decrease of 7% year-over year, due to a higher contribution from advisory fees in the 4Q'21. Management fees were up 9% year-over-year. Fee-related revenues were R$393.5 million for the full year ended December 30, 2022, a decrease of 8% when compared to the full year ended December 30, 2021, driven by stronger deal activity in 2021, resulting in higher advisory fees in the period. Management fees were up 3% year-over-year. Management fees for the full year ended December 30, 2022, were up 3% year-over-year, when compared to the full year ended December 30, 2021.

Fee Related Earnings (“FRE”) of R$51.3 million (R$0.93/share) for the quarter ended December 30, 2022, up 4% quarter-over-quarter, driven by fundraising across Private Markets in the quarter, combined with the full impact from the Vinci SPS acquisition. FRE for the quarter ended December 30, 2022, represented a decrease of 5% year-over-year when compared to FRE for the quarter ended December 30, 2021. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in the 4Q'21. Additionally, in 2022 FRE has been negatively impacted by investments made in our new segment, still in development, VRS. Considering only the asset management segments ix , FRE would be up 22% year-over-year.

FRE Margin x was 49.3% for the quarter ended December 30, 2022, an increase of 1.0 percentage point when compared to the quarter ended December 30, 2021. On a comparable basis, FRE margin disregarding our investments into the VRS segment, would be 50.7% for the 4Q’22 and 50.2% for the year ended December 30, 2022.

Performance Related Earnings (“PRE”) xi of R$4.0 million for the quarter ended December 30, 2022, compared to R$2.4 million for the quarter ended December 30, 2021, up 70% year-over-year. PRE was R$8.0 million for the full year ended December 30, 2022, a decrease of 66% when compared to the full year ended December 30, 2021, that posted higher contributions coming from international exclusive mandates in IP&S, which did not occur in 2022.

Segment Distributable Earnings xii of R$63.9 million for the quarter ended December 30, 2022, compared to R$74.9 million for the quarter ended December 30, 2021, a decrease of 15% year-over-year. Segment Distributable Earnings were R$222.1 million for the full year ended December 30, 2022, down 16% year-over-year, when compared to the full year ended December 30, 2021.

Adjusted Distributable Earnings (“DE”) of R$55.8 million (R$1.01/share) for the quarter ended December 30, 2022, compared to R$68.5 million for the quarter ended December 30, 2021, a decrease of 19% year-over-year, due to higher advisory fees and higher realized GP investment income in the fourth quarter of 2021. Adjusted DE was R$247.7 million for the full year ended December 30, 2022, an increase of 7% when compared to the full year ended December 30, 2021.

Adjusted DE Margin xiii was 42.6% for the quarter ended December 30, 2022, a 4.1 percentage point decrease compared to 46.7% for the quarter ended December 30, 2021. For the full year ended December 2022, Adjusted DE Margin reached 47.8%, an increase of 2.8 percentage points.

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
Net revenue from management fees	49,439	52,949	59,699	21%	194,483	207,061	6%
Net revenue from advisory fees	1,684	560	1,756	4%	5,653	3,057	(46)%
Total Fee Related Revenues	51,123	53,509	61,455	20%	200,136	210,118	5%
Segment personnel expenses	(2,672)	(3,148)	(3,050)	14%	(10,571)	(11,857)	12%
Other G&A expenses	(2,470)	(2,549)	(2,194)	(11)%	(11,373)	(9,909)	(13)%
Corporate center expenses	(10,639)	(11,287)	(12,790)	20%	(38,456)	(44,458)	16%
Bonus compensation related to management and advisory	(8,410)	(9,662)	(9,756)	16%	(33,762)	(34,151)	1%
Total Fee Related Expenses	(24,191)	(26,646)	(27,790)	15%	(94,163)	(100,375)	7%
FEE RELATED EARNINGS (FRE)	26,932	26,863	33,664	25%	105,973	109,743	4%
FRE Margin (%)	52.7%	50.2%	54.8%		53.0%	52.2%
Net revenue from performance fees	1,768	(2,559)	3,660	107%	4,984	3,459	(31)%
Realized performance fees	11,934	11	5,343	(55)%	12,699	7,077	(44)%
Unrealized performance fees	(10,166)	(2,571)	(1,683)	(83)%	(7,715)	(3,618)	(53)%
Performance based compensation	(476)	905	(1,459)	207%	(1,547)	(1,389)	(10)%
PERFORMANCE RELATED EARNINGS (PRE)	1,292	(1,654)	2,201	70%	3,437	2,070	(40)%
PRE Margin (%)	73.1%	64.6%	60.1%		69.0%	59.8%
(-) Unrealized performance fees	10,166	2,571	1,683	(83)%	7,715	3,618	(53)%
(+) Unrealized performance compensation	(3,602)	(910)	(593)	(84)%	(2,733)	(1,278)	(53)%
(+) Realized GP investment income	11,973	5,738	7,462	(38)%	13,851	20,171	46%
SEGMENT DISTRIBUTABLE EARNINGS	46,761	32,607	44,418	(5)%	128,244	134,324	5%
Segment DE Margin (%)	62.3%	55.0%	64.5%		59.9%	58.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	21,991	27,603	28,685	30%	21,991	28,685	30%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	20,007	24,183	25,259	26%	20,007	25,259	26%
AVERAGE MANAGEMENT FEE RATE (%)	0.97%	0.87%	0.90%		0.97%	0.89%
FULL TIME EMPLOYEES	49	62	65	33%	49	65	33%

Fee related earnings (FRE) of R$33.7 million for the quarter ended December 30, 2022, up 25% year-over-year, driven by a combination of the strong fundraising over the year and the acquisition of Vinci SPS. FRE was R$109.7 million for the full year ended December 30, 2022, an increase of 4% when compared to the full year ended December 30, 2021.

Average Management fee Rate of 0.90% for the quarter ended December 30, 2022, representing an increase of 3 basis points quarter-over-quarter and a decrease of 7 basis points year-over-year.

Segment Distributable Earnings of R$44.4 million for the quarter ended December 30, 2022, down 5% year-over-year due to a higher level of realized performance fees and GP investment income in the 4Q’21, following realizations in FIP Infra Transmissão. Segment DE was R$134.3 million over the full year ended December 30, 2022, up 5% when compared to the full year ended December 30, 2021, boosted by growth in FRE.

AUM of R$28.7 billion at the end of the 4Q’22, an increase of 30% year-over-year, driven by strong fundraising across Private Equity, Credit, Infrastructure, Real Estate and the acquisition of Vinci SPS. In the fourth quarter, previously announced commitments from BNDES to Vinci Credit Infra and VICC were activated in AUM numbers and will start to have a positive effect on management fees starting 2023.

Liquid Strategies

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
Net revenue from management fees	20,510	20,720	19,823	(3)%	86,786	81,325	(6)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	20,510	20,720	19,823	(3)%	86,786	81,325	(6)%
Segment personnel expenses	(1,457)	(1,398)	(1,320)	(9)%	(5,568)	(5,496)	(1)%
Other G&A expenses	(903)	(1,009)	(1,189)	32%	(2,806)	(3,654)	30%
Corporate center expenses	(5,911)	(4,643)	(4,247)	(28)%	(17,684)	(17,685)	0%
Bonus compensation related to management and advisory	(4,854)	(4,134)	(4,227)	(13)%	(18,031)	(16,232)	(10)%
Total Fee Related Expenses	(13,125)	(11,185)	(10,983)	(16)%	(44,089)	(43,068)	(2)%
FEE RELATED EARNINGS (FRE)	7,385	9,535	8,840	20%	42,697	38,258	(10)%
FRE Margin (%)	36.0%	46.0%	44.6%		49.2%	47.0%
Net revenue from performance fees	265	1,424	2,937	1,008%	10,413	7,986	(23)%
Realized performance fees	265	1,424	2,937	1,008%	10,413	7,986	(23)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(225)	(743)	(1,761)	683%	(5,512)	(3,685)	(33)%
PERFORMANCE RELATED EARNINGS (PRE)	40	681	1,176	2,835%	4,901	4,301	(12)%
PRE Margin (%)	15.1%	47.8%	40.0%		47.1%	53.9%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	7,425	10,216	10,016	35%	47,599	42,559	(11)%
Segment DE Margin (%)	35.7%	46.1%	44.0%		49.0%	47.7%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	11,573	10,760	10,209	(12)%	11,573	10,209	(12)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	11,440	10,606	10,053	(12)%	11,440	10,053	(12)%
AVERAGE MANAGEMENT FEE RATE (%)	0.75%	0.86%	0.81%		0.73%	0.79%
FULL TIME EMPLOYEES	24	23	23	(4)%	24	23	(4)%

Fee related earnings (FRE) of R$8.8 million for the quarter ended December 30, 2022, up 20% year-over-year. FRE was R$38.3 million over the full year ended December 30, 2022, a decrease of 10% when compared to the full year ended December 30, 2021, driven by a combination of modest outflows in the beginning of the year and intra-quarter depreciation effects.

Performance related earnings (PRE) of R$1.2 million for the quarter ended December 30, 2022, up 2,835% year-over-year. PRE was R$4.3 million over the full year ended December 30, 2022, a decrease of 12% when compared to the full year ended December 30, 2021.

Segment Distributable Earnings of R$10.0 million for the quarter ended December 30, 2022, up 35% year-over-year. Segment DE was R$42.6 million over the full year ended December 30, 2022, a decrease of 11% when compared to the full year ended December 30, 2021.

AUM was R$10.2 billion at the end of the 4Q’22. Liquid strategies' AUM has posted resilient numbers when compared to the Brazilian landscape for liquid funds, having suffered a modest outflow early in 2022, which did not reverberate within the following quarters. Nevertheless, liquid funds have been impacted by market-to-market effects intra-quarters and in the latter part of 2022, that negatively affected Liquid strategies’ AUM.

Investment Products and Solutions

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
Net revenue from management fees	21,645	21,692	20,119	(7)%	79,799	83,114	4%
Net revenue from advisory fees	7	7	7	3%	54	28	(48)%
Total Fee Related Revenues	21,652	21,699	20,126	(7)%	79,853	83,142	4%
Segment personnel expenses	(1,408)	(1,075)	(987)	(30)%	(4,419)	(4,967)	12%
Other G&A expenses	(791)	(622)	(992)	25%	(2,091)	(2,664)	27%
Corporate center expenses	(3,783)	(4,923)	(4,310)	14%	(15,558)	(18,162)	17%
Bonus compensation related to management and advisory	(7,239)	(4,125)	(4,184)	(42)%	(20,212)	(16,021)	(21)%
Total Fee Related Expenses	(13,221)	(10,745)	(10,473)	(21)%	(42,280)	(41,815)	(1)%
FEE RELATED EARNINGS (FRE)	8,431	10,954	9,653	14%	37,573	41,328	10%
FRE Margin (%)	38.9%	50.5%	48.0%		47.1%	49.7%
Net revenue from performance fees	1,415	1,167	961	(32)%	22,237	3,156	(86)%
Realized performance fees	1,415	1,167	961	(32)%	22,237	3,156	(86)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(393)	(698)	(338)	(14)%	(6,942)	(1,480)	(79)%
PERFORMANCE RELATED EARNINGS (PRE)	1,022	469	623	(39)%	15,295	1,676	(89)%
PRE Margin (%)	72.2%	40.2%	64.8%		68.8%	53.1%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	(3)	–	–	N/A	0	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,451	11,422	10,276	9%	52,868	43,003	(19)%
Segment DE Margin (%)	41.0%	50.0%	48.7%		51.8%	49.8%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	23,664	25,029	24,187	2%	23,664	24,187	2%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	23,528	24,911	24,085	2%	23,528	24,085	2%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.38%	0.36%		0.39%	0.37%
FULL TIME EMPLOYEES	18	16	15	(17)%	18	15	(17)%

Fee related earnings (FRE) of R$9.7 million for the quarter ended December 30, 2022, up 14% year-over-year. FRE was R$41.3 million over the full year ended December 30, 2022, an increase of 10% when compared to the full year ended December 30, 2021.

Performance related earnings (PRE) of R$0.6 million for the quarter ended December 30, 2022, down 39% year-over-year. PRE over the full year ended December 30, 2022, was R$1.7 million, a decrease of 89% when compared to the full year ended December 30, 2021, following a strong year for international exclusive mandates in 2021.

Segment Distributable Earnings of R$10.3 million for the quarter ended December 30, 2022, up 9% year-over-year due to higher FRE contribution. Segment DE was R$43.0 million over the full year ended December 30, 2022, a decrease of 19% when compared to the full year ended December 30, 2021, due to a higher contribution from PRE in 2021.

AUM of R$24.2 billion, up 2% year-over-year.

Financial Advisory

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	18,457	6,700	2,630	(86)%	61,047	18,908	(69)%
Total Fee Related Revenues	18,457	6,700	2,630	(86)%	61,047	18,908	(69)%
Segment personnel expenses	(484)	(502)	(472)	(2)%	(1,688)	(2,009)	19%
Other G&A expenses	(553)	(82)	(87)	(84)%	(1,263)	(543)	(57)%
Corporate center expenses	(3,310)	(1,121)	(1,130)	(66)%	(8,879)	(4,256)	(52)%
Bonus compensation related to management and advisory	(2,863)	(1,379)	(302)	(89)%	(12,965)	(3,889)	(70)%
Total Fee Related Expenses	(7,210)	(3,084)	(1,991)	(72)%	(24,796)	(10,697)	(57)%
FEE RELATED EARNINGS (FRE)	11,247	3,616	639	(94)%	36,251	8,211	(77)%
FRE Margin (%)	60.9%	54.0%	24.3%		59.4%	43.4%
SEGMENT DISTRIBUTABLE EARNINGS	11,247	3,616	639	(94)%	36,251	8,211	(77)%
Segment DE Margin (%)	60.9%	54.0%	24.3%		59.4%	43.4%

FULL TIME EMPLOYEES	10	10	10	0%	10	10	0%

Fee related earnings (FRE) of R$0.6 million for the quarter ended December 30, 2022, down 94% year-over-year. FRE was R$8.2 million over the full year ended December 30, 2022, a decrease of 77% when compared to the full year ended December 30, 2021, due to a stronger deal environment in 2021.

Segment Distributable Earnings over the full year ended December 30, 2022, were R$8.2 million, a decrease of 77% year-over-year when compared to the full year ended December 30, 2021.

Retirement Services

(R$ thousands, unless mentioned)/	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(386)	(334)	–	–	(1,125)	–
Other G&A expenses	–	(463)	(515)	–	–	(1,613)	–
Corporate center expenses	–	(92)	(115)	–	–	(207)	–
Bonus compensation related to management and advisory	–	(500)	(513)	–	–	(3,027)	–
Total Fee Related Expenses	–	(1,441)	(1,476)	–	–	(5,972)	–
FEE RELATED EARNINGS (FRE)	–	(1,441)	(1,476)	–	–	(5,972)	–
FRE Margin (%)	–	–	–		–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–		–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,441)	(1,476)	N/A	–	(5,972)	–
Segment DE Margin (%)	–	–	–		–	–

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	6	7	–	–	7	–

Fee Related Earnings (FRE) of negative R$1.5 million for the quarter ended December 30, 2022. FRE was negative R$6.0 million to the full year ended December 30, 2022.

VRS is in the final stages of beta testing and is expected to launch in early 2023, starting to contribute to AUM numbers and management fee revenues.

Income Statement

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	∆ YoY (%)	FY'21	FY'22	∆ YoY (%)
REVENUES
Net revenue from management fees	91,594	95,361	99,640	9%	361,070	371,501	3%
Net revenue from performance fees	3,448	31	7,558	119%	37,633	14,600	(61)%
Realized performance fees	13,614	2,602	9,241	(32)%	45,348	18,218	(60)%
Unrealized performance fees	(10,166)	(2,571)	(1,683)	(83)%	(7,715)	(3,618)	(53)%
Net revenue from advisory	20,148	7,267	4,394	(78)%	66,755	21,994	(67)%
Total net revenues from services rendered	115,190	102,659	111,592	(3)%	465,458	408,095	(12)%
EXPENSES
Bonus related to management and advisory	(23,367)	(19,798)	(18,981)	(19)%	(84,969)	(73,318)	(14)%
Performance based compensation	(1,094)	(537)	(3,558)	225%	(14,001)	(6,554)	(53)%
Realized	(4,699)	(1,448)	(4,151)	(12)%	(16,734)	(7,833)	(53)%
Unrealized	3,605	910	593	(84)%	2,733	1,278	(53)%
Total compensation and benefits xiv	(24,461)	(20,335)	(22,539)	(8)%	(98,970)	(79,872)	(19)%
Segment personnel expenses	(6,021)	(6,509)	(6,163)	2%	(22,246)	(25,454)	14%
Other general and administrative expenses	(4,717)	(4,725)	(4,977)	6%	(17,512)	(18,383)	5%
Corporate center expenses	(23,642)	(22,067)	(22,592)	(4)%	(80,599)	(84,770)	5%
Total expenses	(58,841)	(53,636)	(56,271)	(4)%	(219,328)	(208,480)	(5)%
Operating profit	56,349	49,023	55,321	(2)%	246,130	199,616	(19)%
OTHER ITEMS
GP Investment income	4,415	9,673	8,011	81%	80	6,304	7780%
Realized gain from GP investment income	11,973	5,738	7,462	(38)%	13,851	20,171	46%
Unrealized gain from GP investment income	(7,558)	3,935	549	N/A	(13,771)	(13,867)	1%
Financial income	9,579	31,701	10,268	7%	27,902	87,870	215%
Realized gain from financial income	9,531	31,726	10,235	7%	28,729	86,958	203%
Unrealized gain from financial income	48	(25)	33	(31)%	(827)	912	N/A
Leasing expenses	(2,953)	(2,297)	(2,190)	(26)%	(12,281)	(9,359)	(24)%
Other items xv	140	(1,689)	10,434	7.353%	(319)	8,253	N/A
Share Based Plan	(1,014)	(5,609)	(5,463)	439%	(3,670)	(14,276)	289%
Non-recurring expenses	–	(523)	–	N/A	–	(6,594)	N/A
Total Other Items	10,167	31,256	21,060	107%	11,712	72,198	516%
Profit before income taxes	66,516	80,279	76,381	15%	257,842	271,814	5%
(-) Income taxes	(9,923)	(11,072)	(17,891)	80%	(49,227)	(52,413)	6%
NET INCOME	56,593	69,207	58,490	3%	208,615	219,401	5%
(+) Non-recurring expenses including income tax related to realized expense	–	353	–	N/A	–	5,425	N/A
(-) Contingent consideration adjustment related to acquisitions xvi	–	–	(9,221)		–	(9,221)
ADJUSTED NET INCOME	56,593	69,560	49,269	(13)%	208,615	215,604	3%

Total net revenues from services rendered of R$111.6 million for the quarter ended December 30, 2022, up 9% quarter-over-quarter, following strong fundraising across Private Market funds combined with the full effect coming from the acquisition of Vinci SPS. Total net revenues in the fourth quarter of 2022 were down 3% year-over-year, due to a higher contribution from advisory fees in the 4Q'21. Net revenues for the full year ended December 30, 2022, were R$408.1 million, represented a 12% decrease when compared to the full year ended December 30, 2021, a result from higher advisory and performances fees in the same period of the prior year.

•	Management fee revenues of R$99.6 million for the quarter ended December 30, 2022, up 4% quarter-over-quarter and up 9% year-over-year, following the strong fundraising across Private Markets over the year and the acquisition of Vinci SPS.

•	Performance fee revenues of R$7.6 million for the quarter ended December 30, 2022, compared to R$3.4 million for the quarter ended December 30, 2021, an increase of 119% year-over-year. Performance fee revenues of R$14.6 for the full year ended December 30, 2022, a decrease of 61% when compared to the full year ended December 30, 2021. The platform was positively impacted by higher contributions coming from international exclusive mandates in IP&S in the prior year, which did not take place in 2022.

•	Advisory fee revenues of R$4.4 million for the quarter ended December 30, 2022, compared to R$20.1 million for the quarter ended December 30, 2021, a decrease of 78% year-over-year. Advisory revenues for the full year ended December 30, 2022, were R$22.0 million, down 67% when compared to the full year ended December 30, 2021, due to a stronger deal activity in 2021.

Total expenses for the quarter ended December 30, 2022, of R$56.3 million, compared to R$58.8 million for the quarter ended December 30, 2021, a decrease of 4% year-over-year. Total expenses for the full year ended December 30, 2022, were R$208.5 million, down 5% when compared to the full year ended December 30, 2021.

•	Bonus related to management and advisory fees of R$19.0 million for the quarter ended December 30, 2022, compared to R$23.4 million for the quarter ended December 30, 2021, a decrease of 19% year-over-year. Bonus related to management and advisory was R$73.3 million for the full year ended December 30, 2022, down 14% year-over-year, when compared to the full year ended December 30, 2021.

•	Performance based compensation of R$3.6 million for the quarter ended December 30,2022, compared to R$1.1 million for the quarter ended December 30, 2021, an increase of 225% year-over-year. Performance based compensation for the full year ended December 30, 2022, was R$6.6 million, a decrease of 53% year-over-year, when compared to the full year ended December 30, 2021.

•	Segment personnel expenses xvii of R$6.2 million for the quarter ended December 30, 2022, compared to R$6.0 million for the quarter ended December 30, 2021, an increase of 2% year-over-year. Segment personnel expenses for the full year ended December 30, 2022, was R$25.5 million, up 14% year-over-year, when compared to the full year ended December 30, 2021, primarily due to Vinci SPS’ incorporation and our recently launched vertical, VRS.

•	Corporate center expenses xviii of R$22.6 million for the quarter ended December 30, 2022, compared to R$23.6 million for the quarter ended December 30, 2021, a decrease of 4% year-over-year. Corporate center expenses for the full year ended December 30, 2022, were R$84.8 million, up 5% year-over-year, when compared to the full year ended December 30, 2021.

•	Other general and administrative expenses xix of R$5.0 million for the quarter ended December 30, 2022, compared to R$4.7 million for the quarter ended December 30, 2021, an increase of 6% year-over-year. Other G&A expenses for the full year ended December 30, 2022, were R$18.4 million, up 5% year-over-year, when compared to the full year ended December 30, 2021.

Operating Profit of R$55.3 million for the quarter ended December 30, 2022, compared to R$56.3 million for the quarter ended December 30, 2021, a decrease of 2% year-over-year. Operating profit for the full year ended December 30, 2022, was R$200.0 million, down 19% year-over-year, when compared to the full year ended December 30, 2021.

GP Investment income xx , a result of the company’s GP investments in its proprietary private market funds, was R$8.0 million for the quarter ended December 30, 2022, compared to R$4.4 million for the quarter ended December 30, 2021. GP Investment income for the full year ended December 30, 2022, was R$6.3 million compared to R$0.1 million for the full year ended December 30, 2021, following an increase of realized income coming from REITs’ dividend distributions.

Financial Income xxi of R$10.3 million for the quarter ended December 30, 2022, compared to R$9.6 million for the quarter ended December 30, 2021. Financial income for the full year ended December 30, 2022, was R$87.9 million, up 215% year-over-year, when compared to the full year ended December 30, 2021, a result of financial gains from the company’s cash position, primarily allocated to funds exposed to federal fixed-income bonds.

Leasing Expenses xxii of R$2.2 million for the quarter ended December 30, 2022, compared to R$3.0 million for the quarter ended December 30, 2021, a decrease of 26% year-over-year.

Other Items of R$10.4 million for the quarter ended December 30, 2022. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

Share Based Plan expenses xxiii of R$5.5 million for the quarter ended December 30, 2022. In the full year ended December 30, 2022, share based plan expenses accounted for R$14.3 million.

Non-recurring expenses of R$6.6 million for the full year ended December 30, 2022. Non-recurring expenses are composed by expenses related to professional services to matters related to acquisitions and to our international corporate organization.

Profit before income taxes of R$76.4 million for the quarter ended December 30, 2022, compared to R$66.5 million for the quarter ended December 30, 2021, an increase of 15% year-over-year. Profit before income taxes for the full year ended December 30, 2022, was R$271.8 million, an increase of 5% when compared to the full year ended December 30, 2021.

Income Taxes xxiv of R$17.9 million for the quarter ended December 30, 2022, which represented an effective tax rate for the quarter of 23%, compared to R$9.9 million for the quarter ended December 30, 2021, which represented an effective tax rate of 15%, representing an increase of 8.5 percentage points year-over-year, driven by the recognition of interest rates regarding the earn-out obligation from Vinci SPS’ acquisition.

Contingent consideration adjustment related to acquisitions of negative R$9.2 million for the quarter ended December 30, 2022, after-tax. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$49.3 million for the quarter ended December 30, 2022, compared to R$56.6 million for the quarter ended December 30, 2021, a decrease of 13% year-over-year. Adjusted Net Income was R$215.6 million for the full year ended December 30, 2022, up 3% year-over-year, when compared to the full year ended December 30, 2021.

Supplement Details

Assets Under Management (AUM) xxv Rollforward – R$ millions

For the Three Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	2,096	63,392
(+/-) Capital Subscription / (capital return)	275	–	–	626	(5)	482	–	(42)	1,336
(+) Capital Subscription	364	–	0	659	104	500	–	47	1,673
(-) Capital Return	(90)	–	(0)	(33)	(109)	(18)	–	(89)	(338)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(87)	(548)	–	(44)	46	(95)	–	(728)
(+/-) Appreciation / (depreciation)	(144)	(384)	(293)	(76)	(189)	62	15	90	(918)
Ending Balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	2,144	63,081

For the Twelve Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Fund	Vinci SPS	Total
Beginning balance	11,223	8,493	23,664	2,421	5,399	2,948	3,080	–	57,229
(+/-) Capital Subscription / (capital return)	2,410	–	142	(280)	71	1,594	–	(42)	3,895
(+) Capital Subscription	2,527	–	142	821	498	1,745	–	47	5,780
(-) Capital Return	(117)	–	(0)	(1,101)	(428)	(152)	–	(89)	(1,886)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,019)	(146)	–	(74)	264	(533)	–	(1,509)
(+/-) Appreciation / (depreciation)	148	(76)	527	(86)	254	250	265	131	1,412
Ending Balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	2,144	63,081

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended December 30, 2022

	Privte Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	2,096	59,700
(+/-) Capital Subscription / (capital return)	275	–	–	632	(5)	482	–	(42)	1,342
(+) Capital Subscription	352	–	0	659	104	500	–	47	1,661
(-) Capital Return	(77)	–	(0)	(27)	(109)	(18)	–	(89)	(320)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(87)	(548)	–	(44)	46	(95)	–	(728)
(+/-) Appreciation / (depreciation)	(155)	(384)	(278)	(76)	(189)	62	12	90	(917)
Ending Balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	2,144	59,397

For the Twelve Months Ended December 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,299	8,427	23,528	2,362	5,399	2,948	3,013	–	54,975
(+/-) Capital Subscription / (capital return)	1,115	–	142	(274)	70	1,594	–	(42)	2,605
(+) Capital Subscription	1,219	–	142	821	498	1,745	–	47	4,473
(-) Capital Return	(104)	–	(0)	(1,095)	(428)	(152)	–	(89)	(1,868)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,016)	(126)	–	(74)	264	(546)	–	(1,498)
(+/-) Appreciation / (depreciation)	(6)	(77)	540	(85)	255	250	252	131	1,260
Ending Balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	2,144	59,397

Accrued Performance Fees – Private Market Funds

(R$ mm)	3Q’22	Unrealized Performance Fees	Realized Distributions	4Q’22
Private Equity	137.3	11.7	-	149.0
Infrastructure	17.3	2.7	(1.8)	18.3
Real Estate	0.0	0.1	-	0.2
Credit	0.1	(0.1)	-	0.1
Total	154.8	14.5	(1.8)	167.5

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the fourth quarter of 2022 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$149.0 million, for others Infrastructure funds of R$2.7 million, for Real Estate funds of R$0.2 million and for Credit funds of R$0.1 million as of the end of the fourth quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAV xxvi (R$ millions)	4Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	468.5	2.5%	11.8%	11.8%	14.8%	CDI xxvii	CDI
Atlas Strategy xxviii	Hedge Funds	438.7	(1.5)%	8.2%	8.2%	3.9%	CDI	CDI
Vinci Total Return	Hedge Funds	218.0	(5.3)%	3.3%	3.3%	20.9%	IPCA xxix + Yield IMA-B xxx	IPCA + Yield IMA-B
Mosaico Strategy xxxi	Public Equities	978.7	(6.1)%	(4.6)%	(4.6)%	(16.9)%	IBOV xxxii	IBOV
Vinci Gas Dividendos FIA	Public Equities	526.3	(1.3)%	7.9%	7.9%	(4.5)%	IBOV	IBOV
Vinci Valorem FIM	IP&S	3,066.5	1.6%	9.8%	9.8%	13.9%	IMA-B 5	IMA-B 5
Equilibrio Strategy xxxiii	IP&S	2,070.7	1.3%	9.7%	9.7%	13.3%	IPCA	-
Vinci Retorno Real FIM	IP&S	168.0	0.9%	13.9%	13.9%	24.3%	IMA-B	IMA-B
Vinci Crédito Imobiliário I	Credit	242.4	3.9%	12.2%	12.2%	14.3%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	698.5	0.8%	8.8%	8.8%	12.3%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	123.6	3.5%	13.9%	13.9%	22.4%	CDI	CDI
Vinci Energia Sustentável	Credit	585.6	(0.1)%	5.8%	5.8%	9.2%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	329.6	1.7%	10.5%	10.5%	-	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	2,302.9	(2.7)%	11.5%	11.5%	5.4%	IFIX xxxiv	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,683.8	(7.6)%	2.9%	2.9%	(7.7)%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	906.9	(2.8)%	(8.5)%	(8.5)%	(8.8)%	IFIX	IPCA + 6%
VIFI11	Real Estate / Credit (listed REIT)	71.6	(6.6)%	1.1%	1.1%	(11.6)%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	247.9	(0.1)%	13.8%	13.8%	-	IFIX	IPCA + 6%
VCRI11	Real Estate / Credit (listed REIT)	168.0	5.0%	0.9%	-	-	IFIX	IPCA + X xxxv %
VICA11	Real Estate / Credit (REIT)	375.7	1.5%	-	-	-	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	58.0	(3.1)%	5.9%	5.9%	-	IFIX	IFIX
VIGT11	Infrastructure (listed)	604.9	(3.6)%	1.1%	1.1%	(11.1)%	-	-

Benchmark	4Q22	YTD	12 M	24 M
IBOV	(0.3)%	4.7%	4.7%	(7.8)%
CDI	3.2%	12.4%	12.4%	17.3%
IMA-B 5	2.5%	9.8%	9.8%	14.8%
IPCA + Yield IMA-B	2.7%	11.3%	11.3%	27.0%
IPCA	1.6%	5.8%	5.8%	16.5%
IFIX	(4.1)%	2.2%	2.2%	(0.1)%

Investment Records – Closed End Private Markets funds xxxvi

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC xxxvii (BRL)	Gross MOIC (USD)	Gross IRR xxxviii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	213	5,278	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,019	2,241	4,260	2.3x	1.1x	12.0%	1.8%
VCP III	Private Equity	2018	4,000	2,118	34	3,564	3,598	1.6x	1.5x	42.7%	32.3%
VCP Strategy xxxix	Private Equity		7,615	5,204	7,118	6,018	13,136	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	124	216	1.6x	1.3x	18.8%	9.5%
VIR IV	Private Equity	2020	1,000	277	92	229	321	1.2x	1.1x	18.6%	20.8%
VIR Strategy xl	Private Equity		1,276	424	210	353	563	1.3x	1.3x	20.6%	27.3%
SPS I	Vinci SPS	2018	128	172	131	150	281	1.6x	1.6x	26.8%	18.2%
SPS II	Vinci SPS	2020	671	984	475	880	1,355	1.4x	1.5x	30.1%	30.8%
SPS III	Vinci SPS	2021	1,070	358	53	365	417	1.2x	1.3x	39.0%	44.0%
SPS Strategy xli	Vinci SPS		1,869	1,514	659	1,395	2,054	1.4x	1.5x	29.8%	27.6%
FIP Transmissão xlii	Infrastructure	2017	211	104	240	143	383	3.7x	2.7x	64.0%	47.2%
VIAS xliii	Infrastructure	2021	386	350	–	350	350	1.0x	1.0x	NM	NM
VFDL xliv	Real Estate	2021	422	89	–	111	111	1.2x	1.3x	26.4%	28.0%
Vinci Credit Infra xlv	Credit	2022	1,400	60	–	59	59	1.0x	1.0x	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22	4Q’22
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792
Distributable Earnings (US$) xlvi	19,397	11,377	13,637	10,615	11,795	14,281	10,618
DE per Common Share (US$) xlvii	0.34	0.20	0.24	0.19	0.21	0.26	0.19
Actual Dividend per Common Share xlviii	0.30	0.16	0.20	0.17	0.17	0.20	0.17
Record Date	September 01,2021	December 01,2021	March 10, 2022	May 24, 2022	August 25, 2022	November 23, 2022	March 01, 2023
Payable Date	September 16, 2021	December 16,2021	March 24, 2022	June 08, 2022	September 09,2022	December 08, 2022	March 15, 2023

Vinci Partners generated R$1.01 or US$0.19 of Distributable Earnings per common share for the fourth quarter of 2022. The company declared a quarterly dividend of US$0.17 per common share to record holders as of March 01, 2023; payable on March 15, 2023.

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22	3Q'22	4Q'22
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	15,271,488	15,094,833	14,921,318	14,513,477	14,187,216	13,936,856	13,716,758	13,438,636
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858	55,080,736

Common Shares Outstanding as of quarter end of 55,080,736 shares.

•	Repurchased 278,122 common shares in the quarter, with an average share price of US$10.0.

•	Repurchased 1,832,852 common shares since the announcement of the first share repurchase plan, with an average share price of US$11.9.

•	Available authorization remaining was R$29.8 million on December 30, 2022.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	4Q22 Commitments	Total Capital Committed	4Q22 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (4Q22)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.1	–	1.6	2.4
VCP III	Private Equity	–	3.1	0.0	2.4	–	–	3.4
VIR IV	Private Equity	–	11.1	0.2	3.9	0.8	1.0	2.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment) xlix	Infrastructure	–	29.5	–	8.9	1.3	20.9	10.9
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	0.4	6.6	3.1
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.6
VICC	Infrastructure	100.0	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	–	22.8	–	–	25.5
VIUR	Real Estate	–	67.3	–	67.3	1.5	9.0	53.3
VINO	Real Estate	–	50.0	–	50.0	0.9	3.4	43.2
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	18.4
VCS (VCRI)	Real Estate/Credit	–	80.0	–	80.0	3.0	8.8	75.7
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	–	23.0	–	23.0	–	–	22.9
Vinci Crédito Infra Institucional	Credit	–	100.0	7.7	7.7	–	–	7.6
VSP FIM	IP&S	–	50.0	2.4	6.8	–	–	7.3
Vinci PIPE FIA	Public Equities	5.0	25.0	5.0	25.0	–	–	21.9
Total		105.0	1,067.8	15.3	355.1	7.9	51.9	338.0

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'21	3Q'22	4Q'22	FY'21	FY'22

OPERATING PROFIT	56,349	49,023	55,321	246,130	199,616
(-) Net revenue from realized performance fees	(13,614)	(2,602)	(9,241)	(45,348)	(18,218)
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Compensation allocated in relation to performance fees	1,094	537	3,558	14,001	6,554
FEE RELATED EARNINGS (FRE)	53,995	49,529	51,321	222,498	191,570

OPERATING PROFIT	56,349	49,023	55,321	246,130	199,616
(-) Net revenue from management fees	(91,594)	(95,361)	(99,640)	(361,070)	(371,501)
(-) Net revenue from advisory	(20,148)	(7,267)	(4,394)	(66,755)	(21,994)
(+) Bonus related to management and advisory	23,367	19,798	18,981	84,969	73,318
(+) Personnel expenses	6,021	6,509	6,163	22,246	25,454
(+) Other general and administrative expenses	4,717	4,725	4,977	17,512	18,383
(+) Corporate center expenses	23,642	22,067	22,592	80,599	84,770
PERFORMANCE RELATED EARNINGS (PRE)	2,354	(506)	4,000	23,632	8,046

OPERATING PROFIT	56,349	49,023	55,321	246,130	199,616
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Compensation allocated in relation to unrealized performance fees	(3,605)	(910)	(593)	(2,733)	(1,278)
(+) Realized gain from GP investment income	11,973	5,738	7,462	13,851	20,171
SEGMENT DISTRIBUTABLE EARNINGS	74,883	56,422	63,873	264,964	222,127

NET INCOME	56,593	69,207	58,490	208,615	219,402
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
(+) Income tax from unrealized performance fees	(1,173)	(296)	(194)	(890)	(417)
(+) Compensation allocated in relation to unrealized performance fees	(3,605)	(910)	(593)	(2,733)	(1,278)
(-) Unrealized gain from GP investment income	7,558	(3,935)	(549)	13,771	13,867
(+) Income tax on unrealized gain from GP investment income	(3,415)	7	(321)	(2,658)	(369)
(-) Unrealized gain from financial income	(48)	25	(33)	827	(912)
(+) Income tax on unrealized gain from financial income	298	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	–	(9,221)	–	(9,221)
(+) Depreciation and amortization³	1,127	1,223	1,803	3,917	4,986
(+) Share Based Plan	1,014	5,609	5,463	3,670	14,276
(-) Income Taxes on Share Based Plan	–	(659)	(736)	–	(1,628)
(+) Non-recurring expenses including income tax related to realized expense	–	353	–	–	5,425
ADJUSTED DISTRIBUTABLE EARNINGS	68,515	73,195	55,792	232,234	247,748

TOTAL NET REVENUE FROM SERVICES RENDERED	115,190	102,659	111,592	465,458	408,095
(-) Net revenue from realized performance fees	(13,614)	(2,602)	(9,241)	(45,348)	(18,218)
(-) Net revenue from unrealized performance fees	10,166	2,571	1,683	7,715	3,618
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	111,742	102,628	104,034	427,825	393,495

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	4Q'21	4Q'22	FY'21	FY'22
Profit (loss) before income taxes	66,516	76,381	257,842	271,814
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(22,615)	(25,970)	(87,666)	(92,417)
Reconciliation adjustments:
Expenses not deductible	(330)	(159)	(392)	(214)
Tax benefits	445	185	825	282
Share based payments	(102)	(70)	(371)	(297)
Effect of presumed profit of subsidiaries¹ and offshore subsidiaries li	12,589	8,097	38,279	40,220
Other additions (exclusions), net	90	26	98	13
Income taxes expenses	(9,923)	(17,891)	(49,227)	(52,413)
Current	(12,251)	(15,086)	(56,770)	(53,144)
Deferred	2,328	(2,805)	7,543	731
Effective tax rate	15%	23%	19%	19%

Balance Sheet Results

Assets	9/30/2022	12/30/2022
Current assets
Cash and cash equivalents	97,383	136,581
Cash and bank deposits	13,981	30,108
Financial instruments at fair value through profit or loss	83,402	106,473
Financial instruments at fair value through profit or loss	1,302,167	1,243,764
Trade receivables	50,467	57,675
Sub-leases receivable	1,500	1,500
Taxes recoverable	654	1,555
Other assets	13,852	16,481
Total current assets	1,466,023	1,457,556

Non-current assets
Financial instruments at fair value through profit or loss	5,646	5,985
Trade receivables	17,317	17,298
Sub-leases receivable	1,656	1,343
Taxes recoverable	4,316	3,141
Deferred taxes	7,376	9,241
Other receivables	1,041	1,065
	37,352	38,073

Property and equipment	12,578	11,951
Right of use - Leases	57,943	70,136
Intangible assets	186,658	189,238
Total non-current assets	294,531	309,398

TOTAL	1,760,554	1,766,954

Liabilities and equity	9/30/2022	12/30/2022
Current liabilities
Trade payables	768	1,247
Deferred Revenue	16,713	–
Leases	22,293	24,147
Accounts payable	6,761	7,328
Labor and social security obligations	66,208	87,732
Loans and Obligations	10,171	13,168
Taxes and contributions payable	19,474	22,291
Total current liabilities	142,388	155,913

Non-current liabilities
Accounts payable	–	–
Leases	52,965	62,064
Labor and social security obligations	2,048	2,968
Loans and Obligations	175,238	162,122
Deferred taxes	3,770	8,340
	234,021	235,494

Total liabilities	376,409	391,407

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,382,038
Treasury shares	(100,323)	(114,978)
Retained Earnings	79,135	81,310
Other reserves	21,705	24,149
	1,382,570	1,372,534

Non-controlling interests in the equity of subsidiaries	1,575	3,013

Total equity	1,384,145	1,375,547

Total liabilities and equity	1,760,554	1,766,954

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

____________________________

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-recuring expenses.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last full year values are calculated as the sum of the last three quarters.

iv Other financial expenses include the interest related to Vinci SPS’ acquisition.

v Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

vi Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last four quarters.

vii For the full year ended December 30, 2022, non-recurring expenses are composed by expenses related to professional services to matters related to acquisitions and our international corporate organization.

viii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ix Asset management segments are: Private Equity, Real Estate, Credit, Infrastructure, Vinci SPS, Public Equities, Hedge Funds and IP&S.

x FRE Margin is calculated as FRE over total net management and advisory fees.

xi “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

xii Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xiii Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xiv “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xv “Other Items” include interest expenses related to acquisitions and the earn-out’s variation.

xvi “Contingent consideration adjustment related to acquisitions” reflects the change in the earn out’s fair value to be paid in 2027. On December 30, 2022, Vinci revaluated the fair value of the obligation based on the economic conditions at the year end, resulting in a decrease of the contingent consideration fair value. The variation was recognized as an income in the financial result.

xvii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xviii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xix “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xx “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxi “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xxii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiii “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit.

xxv AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxvii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxviii Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxix IPCA is a broad consumer price index measured by the IBGE.

xxx IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to

IPCA but only the one´s with up to 5 Years duration.

xxxi Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxxii IBOV is the Brazilian stock market most relevant index.

xxxiii Equilibrio Strategy comprises IP&S Family of pension plans.

xxxiv IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxv If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxvi Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxix Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 3Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xl Track record for VIR strategy is presented as of 3Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xli Track record for Vinci SPS strategy is presented as of 4Q’22.

xlii Track record for FIP Infra is presented as of 3Q’22.

xliii Track record for VIAS is presented as of 3Q’22.

xliv Track record for VFDL is presented as of 4Q’22.

xlv Track record for Vinci Credit Infra is presented as of 4Q’22.

xlvi US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.2546 as of February 10, 2023, when dividends were approved by our Board of Directors.

xlvii Per Share calculations are based on end of period Participating Common Shares.

xlviii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlix The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

l The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

li Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

RIO DE JANEIRO
55 21 2159 6000
Av. Bartolomeu Mitre, 336
Leblon - 22431-002

SÃO PAULO
55 11 3572 3700
Av. Brigadeiro Faria Lima, 2.277 – 14º andar
Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS
Rua Iguatemi, 448 – CJ 601
Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto
Av. Presidente Vargas, 2.121 – Sala 106
Jardim América - 14020-260

RECIFE
55 81 3204 6811
Av. República do Líbano, 251 - Sala 301 - Torre A
Pina - 51110-160

NOVA YORK
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780 Third Avenue, 25th Floor
10017